
March 20, 2020

J. Joseph Kim, Ph.D.
President and Chief Executive Officer
Inovio Pharmaceuticals, Inc.
660 West Germantown Pike, Suite 110
Plymouth Meeting, PA 19462

> **Re: Inovio Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2020**
> **File No. 333-237172**

Dear Dr. Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darah Protas, Esq.